EXHIBIT 21.1

Subsidiaries

Name	State of Incorporation

Neuragen Corp.	Delaware
Synergy CHC Inc.	Alberta, Canada
Breakthrough Products Inc.	Delaware
Sneaky Vaunt Corp. The Queen Pegasus Corp.	Delaware Delaware
NomadChoice Pty Ltd.	Tasmania, Australia